UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MR. AMAZING LOANS CORPORATION

(Name of the Issuer)

Mr. Amazing Loans Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62482P101

(CUSIP Number of Class of Securities)

Paul Mathieson

President and Chief Executive Officer

c/o Mr. Amazing Loans Corporation

3960 Howard Hughes Parkway, Suite 490

Las Vegas, NV 89169

(702) 227-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ]	The filing of a registration statement under the Securities Act of 1933.
[ ]	A tender offer.
[X]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
N/A	N/A

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) to the Rule 13E-3 Transaction Statement filed by Mr. Amazing Loans Corporation, a Florida corporation (the “Company”), on November 16, 2018 (the “Schedule”) relates to the Company’s determination to not proceed with its proposed “going private transaction,” and constitutes the withdrawal of the Schedule. Whereas, in the Schedule, the Company had described its intention to amend its articles of incorporation to provide for a 5,001-for-1 reverse stock split of its outstanding common stock, par value $0.001 per share (the “Common Stock”), to be followed by a 1-for-5,001 forward stock split and a subsequent cash-out of its Common Stock (the “Transaction”), the Company has decided that (i) it will not file the requisite Certificate of Amendment with the Secretary of State of Florida, (ii) any and all corporate actions that were to be taken in connection with the Transaction are hereby cancelled in their entirety, and (iii) it will remain a public company.

In the Schedule, the Company stated that it its sole director and officer, Paul Mathieson, who is also the sole director, officer and majority stockholder of Investment Evolution Coin Ltd., which in turn is the majority voting stockholder of the Company, believed that the costs associated with being a U.S. public reporting company were not justified by the benefits. After careful consideration, Mr. Mathieson, acting on behalf of the Company, now believes that the Company’s business strategy and future opportunities will best be realized by remaining a public company. Accordingly, the Company is filing this Amendment No. 1 to disclose that the information contained in the Schedule is no longer operative and that the Company, as of the date hereof and for at least the foreseeable future, will take no additional steps toward completing the Transaction, which includes not filing a Definitive Information Statement on Schedule 14C to follow the Preliminary Information Statement on Schedule 14C previously filed on November 16, 2018.

Accordingly, by the filing of this Amendment No. 1, the Company hereby withdraws the previously filed Schedule.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2019	MR. AMAZING LOANS CORPORATION

	By:	/s/ Paul Mathieson
	Name:	Paul Mathieson
	Title:	President, Chief Executive Officer and Chief Financial Officer